UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2023

METALS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40685	98-1589041
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Century House, Ground Floor Cricket Square, P.O. Box 2238 Grand Cayman KY1-1107, Cayman Islands
(Address of principal executive offices, including zip code)

 Registrant’s telephone number, including area code: (817) 698-9901

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary shares, $0.0001 par value, and one-third of one redeemable warrant	MTAL.U	New York Stock Exchange LLC
Class A ordinary shares included as part of the units	MTAL	New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MTAL WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously disclosed in the Current Report on Form 8-K, on March 17, 2022, Metals Acquisition Corporation (the “Company”), Metals Acquisition Corp. (Australia) Pty Ltd and Glencore Operations Australia Pty Limited entered into a Share Sale Agreement, as amended by the Deed of Consent and Covenant, dated as of November 22, 2022 (as may be further amended, supplemented, or otherwise modified from time to time, the “Share Sale Agreement”), pursuant to which the Company will acquire the Cornish, Scottish and Australian mine (the “CSA Mine”) in Cobar, New South Wales, Australia.

Behre Dolbear Australia Pty Ltd, in consultation with Cube Consulting Pty Ltd and Jan Coetzee, has completed the updated technical report summary (the “TRS”), in accordance with Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, for the CSA Mine. The TRS has an effective date of December 31, 2022.

A copy of the TRS is attached as Exhibit 96.1 hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

23.1	Consent of Behre Dolbear Australia Pty Ltd.
23.2	Consent of Cube Consulting Pty Ltd.
23.3	Consent of Jan Coetzee
96.1	Technical Summary Report – CSA Copper Mine – New South Wales – Australia.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Metals Acquisition Corp

Date: February 21, 2023	By:	/s/ Michael James McMullen
Name: Michael James McMullen
Title: Chief Executive Officer